December 7, 1999

United States
Securities and Exchange Commission
Washington, D.C. 20549

                    Re: Bioincubation Corp.
                        Form 10SB-12G - Filed August 19, 1999
                        SEC File No. 0-27085

Gentlemen:

On behalf of the Company, the following items are responses to the SEC's comment letter issued November 19, 1999. The responses have been keyed in accordance to the respective comments and a Form 10SB-12G/A has been filed on behalf of the Company incorporating these responses:


History and Organization

1. The paragraph beginning in this section which describes the "strong management and expertise" of the Company has been deleted.


Management's Discussion and Analysis of Financial Condition and
Results of Operation

2. To identify these technologies the Company's management conducted research and inquiry in the bio technology field and assessed various key facts which included potential products, the demand which exists for them, the availability of such products as produced by other entities and the financial aspects of producing such products.

3.  The requested amendment and insertion has been made.


Directors and Executive Officers

4. The profiles for Messrs Andrews and Turner have been revised as follows to incorporate the requests of comment number 4:

Julian Andrews is the President of the Company and has nearly nine (9) years experience in computer technologies. He has been with the Company since December 1998. Mr. Andrews previously worked for Lloyds Bank in 1989 where he was involved with the operation of training corporations to utilize computer systems and operations. He remained there until 1998 until he began to work as an independent consultant assisting companies in devising and programming business computer systems. He possesses significant knowledge of live computer systems and their operations and has extensive contacts in the computer and technology industries. He intends to aggressively pursue a merger candidate or business transaction for the company.

Andrew Turner is 27 years old and began his business career in retail. He has been with the Company since December 1998. Mr. worked for Shell Research Laboratories in 1987 through 1989 working on several field experiments related to biotechnology collecting classified information for biotechnical products such as pesticides and genetically modified compounds. He thereafter in 1990 joined AFN Porsche, a subsidiary of Porsche GB Ltd, a manufacturer and retailer of high performance and luxury automobiles, and carried out various roles within the organization involving a high level of consumer contact. After advancing his marketing and communication skills, he commenced a position with Scantruck Limited, a subsidiary of Scania GB Ltd, itself a subsidiary of Scania AB, a Swedish dual listed public company on the NYSE and the Stockholm stock markets. Scantruck Limited is an automobile manufacturer. With this company he was responsible for consumer satisfaction, and the ongoing marketing and sales of various products and services. Mr. Turner has also been affiliated with another blank check company, European Technology Enterprises Inc.

Mr. Turner worked for Shell Research Laboratories, a company engaged in the biotechnology field, from 1987 to 1989.
Subsequent to this position, Mr. Turner took a position as sales and marketing executive for Porsche GB Ltd., a manufacturer of high performance automobiles, during 1990. Mr. Turner thereafter moved to Scania Ltd., an entity engaged in technology, aerospace and manufacturing. At Scania, Mr. Turner retained the position as marketing executive during the years 1990 to 1997 engaging in duties pertaining to the growth and development of that company's technology base. Subsequent to 1997, Mr. Turner commenced work as an independent consultant for


Item 10.  RECENT SALES OF UNREGISTERED SECURITIES

5.  The requested amendment has been effectuated.


Item 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

6. No dividends have been declared to date. The Board of Directors may declare and pay dividends upon the outstanding shares of the Company, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Company's Certificate of Incorporation. Before payment of any dividend there may be set aside out of the net profits of the Company such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.